SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
FOR HOURLY EMPLOYEES

ROCKWELL AUTOMATION, INC.

777 East Wisconsin Avenue, Suite 1400
Milwaukee, Wisconsin 53202

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
FOR HOURLY EMPLOYEES

TABLE OF CONTENTS

Page No.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits December 31, 2003 and 2002	2

Statements of Changes in Net Assets Available for Benefits Years Ended December 31, 2003 and 2002	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year), December 31, 2003	10

SIGNATURE	11

EXHIBITS:

Consent of Independent Registered Public Accounting Firm	12

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Rockwell Automation Retirement Savings Plan
for Hourly Employees and Participants therein:

We have audited the accompanying statements of net assets available for benefits of the Rockwell Automation Retirement Savings Plan for Hourly Employees (the “Plan”) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP
Milwaukee, Wisconsin
June 15, 2004

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
FOR HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS
INVESTMENTS:
Master Defined Contribution Trust (Note 3)	$76,885,141	$65,058,750
Loan Fund	4,237,381	4,059,398

Total investments	81,122,522	69,118,148

NET ASSETS AVAILABLE FOR BENEFITS	$81,122,522	$69,118,148

See notes to financial statements.

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
FOR HOURLY EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	$69,118,148	$76,009,687

INCOME:
Income (Loss) from investments:
Interest in income (loss) of Master Defined Contribution Trust	14,500,370	(558,500)
Interest	272,860	317,075

Total income (loss) from investments	14,773,230	(241,425)

Contributions:
Employer	1,156,848	1,220,341
Employee	3,026,008	3,166,774

Total contributions	4,182,856	4,387,115

Total income	18,956,086	4,145,690

EXPENSES:
Payments to participants or beneficiaries	6,216,900	5,093,333
Administrative expenses	236,221	284,432

Total expenses	6,453,121	5,377,765

NET INCOME (LOSS)	12,502,965	(1,232,075)

NET TRANSFERS TO THE ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES	(498,591)	(5,659,464)

NET INCREASE (DECREASE)	12,004,374	(6,891,539)

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$81,122,522	$69,118,148

See notes to financial statements.

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002

1.	DESCRIPTION OF PLAN

The following brief description of the Rockwell Automation Retirement Savings Plan for Hourly Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

a.	General - The Plan is a defined contribution savings plan sponsored by Rockwell Automation, Inc. (“Rockwell”). The Employee Benefit Plan Committee and the Plan Administrator control and manage the operation and administration of the Plan. Wells Fargo, N.A. (the “Trustee”) is the trustee of the Plan. The assets of the Plan are managed by the Trustee and several other investment managers. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

On June 25, 2002, Conexant Systems, Inc. (“Conexant”) spun off to its shareholders its wireless communications business prior to the merger of that business with Alpha Industries, Inc., which was subsequently renamed Skyworks Solutions, Inc. (“Skyworks”). As a result of the spinoff and the merger, Conexant shareholders received 0.351 of a share of Skyworks common stock for each outstanding Conexant share.

On June 27, 2003, Conexant spun off to its shareholders Mindspeed Technologies, Inc., its Internet infrastructure business (“Mindspeed”). As a result of the spinoff, Conexant shareholders received one share of Mindspeed for every three shares of Conexant common stock held.

Participants may invest in fifteen investment funds and the following stock funds which are specific to the Plan:

Stock Fund A (employer contributions) - Invests principally in the common stock of Rockwell but may also hold cash and cash equivalents.

Stock Fund B (employee contributions) - Invests principally in the common stock of Rockwell but may also hold cash and cash equivalents.

Boeing Stock Fund - Invests principally in the common stock of The Boeing Company but may also hold cash and cash equivalents.

ArvinMeritor Stock Fund - Invests principally in the common stock of ArvinMeritor, Inc. but may also hold cash and cash equivalents.

Conexant Stock Fund - Invests principally in the common stock of Conexant but may also hold cash and cash equivalents.

Exxon Mobil Stock Fund - Invests principally in the common stock of Exxon Mobil Corporation but may also hold cash and cash equivalents.

Rockwell Collins Stock Fund - Invests principally in the common stock of Rockwell Collins, Inc. but may also hold cash and cash equivalents.

Skyworks Stock Fund - Invests principally in the common stock of Skyworks but may also hold cash and cash equivalents.

Mindspeed Stock Fund - Invests principally in the common stock of Mindspeed but may also hold cash and cash equivalents.

The Boeing, ArvinMeritor, Conexant, Exxon Mobil, Rockwell Collins, Skyworks, and Mindspeed Stock Funds are closed to any additional employer and employee contributions. Any dividends on common stock related to employer contributions received on behalf of these funds are paid to Stock Fund A. Any dividends on common stock related to employee contributions received on behalf of these funds are paid to the Stable Value Managed Fund (“Stable Value Fund”).

Effective October 1, 2002, participants may choose to receive dividends paid in respect of Rockwell common stock held in Stock Funds A and B either as a cash payment or as a reinvestment in their account. Prior to this amendment, participants received cash payments.

b.	Participation - The Plan provides that eligible employees electing to become participants may contribute up to a maximum of 16% of base compensation, as defined in the Plan document. Participant contributions can be made either before or after United States federal taxation of a participant’s base compensation. However, pre-tax contributions by highly compensated participants are limited to 12% of the participant’s base compensation.

Rockwell contributes an amount equal to 50% of the first 6% of base compensation. Rockwell contributions are made to Stock Fund A. Participants who are vested may elect to transfer a portion or all of their holdings in Stock Fund A to one or more of the investment funds.

Effective June 2002, the Plan was amended due to the Economic Growth and Tax Relief Reconciliation Act of 2001 which made provisions for catch-up contributions to 401(k) plans, to give employees who are at least age 50 and older the opportunity to save more for retirement. Employees must have been at least age 50 at December 31, 2002 to be eligible to make catch-up contributions in the current year. The 2003 employee catch-up contribution amount allowed was an additional $2,000 in pre-tax contributions and this amount will increase by $1,000 each year until 2006 when it will be $5,000.

c.	Investment Elections - Participants may elect to have participant contributions made to any of the funds that are available to participant contributions in 1% increments among any or all of these funds. Participants may change such investment elections on a daily basis. If a participant does not have an investment election on file, contributions will be made to the Stable Value Fund.

The Plan invests in the Stable Value Fund which invests primarily in guaranteed investment contracts (GICs) and money market investments. The GICs are benefit-responsive and are stated at contract value, which approximates fair value. The crediting interest rate for the Stable Value Fund was 5.13% and 5.81% at December 31, 2003 and 2002, respectively. The crediting interest rates on the underlying investments are reviewed on a quarterly basis for resetting. The average yield for the years ended December 31, 2003 and 2002 was 5.37% and 6.14%, respectively.

d.	Unit Values - Participants do not own specific securities or other assets in the various funds, but have an interest therein represented by units valued as of the end of each business day. However, voting rights are extended to participants in proportion to their interest in Rockwell common stock held in Stock Fund A and Stock Fund B, as represented by common units. Participants’ accounts are charged or credited for Plan earnings or loss from investments, as the case may be, with the number of units properly attributable to each participant.

e.	Vesting - Each participant is fully vested at all times in the portion of a participant’s account that relates to the participant’s contributions and earnings thereon. Vesting in the Rockwell contribution portion of participant accounts plus actual earnings thereon is based on years of vesting service. A participant is 100% vested after three years of vesting service. Until a participant reaches three years of vesting service, the participant is not vested in amounts related to Rockwell contributions.

f.	Loans - A participant may obtain a loan in an amount as defined in the Plan document (not less than $1,000 and not greater than $50,000, reduced by the participant’s highest outstanding loan balance during the 12 month period before the date of the loan or 50% of the participant’s vested account balance less any outstanding loans) from the balance of the participant’s account. Loans are secured by the remaining balance in the participant’s account. Interest is charged at a rate equal to the prime rate plus 1%. The loans can be repaid through payroll deductions over terms of 12, 24, 36, 48 or 60 months or up to 120 months for the purchase of a primary residence, or repaid in full at any time after a minimum of one month. Payments of principal and interest are credited to the participant’s account. Participants may have up to two outstanding loans at any time from the Plan.

g.	Forfeitures - When certain terminations of participation in the Plan occur, the nonvested portion of the participant’s account represents a forfeiture, as defined in the Plan document. Forfeitures remain in the Plan and subsequently are used to reduce Rockwell’s contributions to the Plan in accordance with ERISA. However, if the participant is re-employed and fulfills certain requirements, as defined in the Plan document, the participant’s account will be restored.

h.	Plan Termination - Although Rockwell has not expressed any current intent to terminate the Plan, Rockwell has the authority to terminate or modify the Plan or to suspend contributions to the Plan in accordance with ERISA. In the event that the Plan is terminated or contributions by Rockwell are discontinued, each participant’s employer contribution account will be fully vested. Benefits under the Plan will be provided solely from Plan assets.

i.	Withdrawals and Distributions - Active participants may withdraw certain amounts up to their entire vested interest when the participant attains the age of 59-1/2 or is able to demonstrate financial hardship. Participant vested amounts are payable upon retirement, death or other termination of employment.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Valuation of Investments - Investment in the Master Defined Contribution Trust is stated at fair value except for the benefit-responsive GICs, which are stated at contract value, which approximates fair value (Note 1c). Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. The loan fund is stated at cost which approximates fair value.

b.	Expenses - Plan fees and expenses, including fees and expenses associated with the provision of administrative services by external service providers, are paid from Plan assets.

c.	Use of Estimates - Estimates and assumptions made by the Plan’s management affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases to Plan assets during the reporting period. Actual results could differ from those estimates.

d.	Payment of Benefits - Benefits are recorded when paid.

e.	Risks and Uncertainties - The Plan invests in various investments. Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of certain investments will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3.	MASTER DEFINED CONTRIBUTION TRUST

At December 31, 2003 and 2002, with the exception of the participant loan fund, all of the Plan’s investment assets were held in a Master Defined Contribution Trust (“Master Trust”) account, at Wells Fargo, N.A. Use of the Master Trust permits the commingling of the trust assets of a number of benefit plans of Rockwell and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net earnings or loss of the investment accounts to the various participating plans.

The Master Trust investments are valued at fair value at the end of each day except for the benefit-responsive GICs, which are valued at contract value, which approximates fair value (Note 1c). If available, quoted market prices are used to value investments. If quoted market prices are not available, the fair value of investments is estimated primarily by independent investment brokerage firms and insurance companies.

The net earnings or loss of the accounts for each day are allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of all participating plans.

The net assets of the Master Trust at December 31, 2003 and 2002 are summarized as follows:

	2003	2002
Money market funds	$27,836,103	$30,847,729
Common stocks	1,675,352,194	1,231,983,302
Mutual funds	406,660,705	305,886,443
Preferred/convertible securities	5,704,949	3,834,375
Investments in common collective trust -
Fidelity U.S. equity index fund	125,386,275	95,486,091
Stable value fund – guaranteed investment contracts	594,240,938	583,562,332
Accrued income	592,973	586,782
Pending trades	3,095,655	1,175,677

Net assets	$2,838,869,792	$2,253,362,731

The net investment income (loss) of the Master Trust for the years ended December 31, 2003 and 2002 is summarized as follows:

	2003	2002
Interest	$38,726,426	$34,034,580
Dividends	28,788,016	33,132,739
Net appreciation (depreciation) in fair value of investments:
Common stocks	564,557,449	(128,658,298)
Mutual funds	57,918,155	(58,591,682)
Investments in common collective trusts	27,499,817	(28,283,536)
Other	(179,655)	(1,528,742)

Net investment income (loss)	$717,310,208	$(149,894,939)

The Plan’s interest in the total Master Trust, as a percentage of net assets held by the Master Trust was approximately 3% at December 31, 2003 and 2002. While the Plan participates in the Master Trust, the investment portfolio is not ratable among the various participating plans. As a result, those plans with smaller participation in the common stock funds recognized a disproportionately lesser amount of net appreciation (depreciation) in 2003 and 2002.

4.	NON-PARTICIPANT DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the Rockwell Automation Stock Fund A for the years ended December 31, 2003 and 2002, respectively, is as follows::

	2003	2002
Net Assets, Beginning of Year	$5,070,024	$3,894,382
Changes in net assets:
Contributions	1,161,559	1,218,965
Dividends	78,573	206,460
Net appreciation	3,749,306	648,771
Benefits paid to participants	(472,450)	(284,553)
Administrative expenses	(29,439)	(24,766)
Transfers	(368,594)	(589,235)

Total changes in net assets	4,118,955	1,175,642

Net Assets, End of Year*	$9,188,979	$5,070,024

*These net assets are included in the Master Defined Contribution Trust.

5.	TAX STATUS

The Internal Revenue Service has determined and informed Rockwell by letter dated October 3, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

* * * * *

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
FOR HOURLY EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR),
DECEMBER 31, 2003

Column A	Column B	Column C	Column D	Column E
		Description of Investment
	Identity of Issuer,	Including Collateral, Rate
	Borrower, Lessor	of Interest, Maturity Date,		Current
	or Similar Party	Par or Maturity Value	Cost	Value
*	Wells Fargo, N.A.	Master Defined Contribution Trust	$68,369,456	$76,885,141
*	Various participants	Participant Loans; rates ranging between 5% and 10.5%, due 2004 to 2012	4,237,381	4,237,381

	Total assets (held at end of year)		$72,606,837	$81,122,522

*Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
FOR HOURLY EMPLOYEES

By	/s/ Roger Freitag

Roger Freitag
Plan Administrator

Date: June 28, 2004